UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100102

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

9F Inc. Reports First Half 2022 Unaudited Financial Results

This current report on Form 6-K was submitted by 9F Inc. (“9F” or the “Company”) in connection with its unaudited financial results for the first half of fiscal year 2021.

First Half 2022 Financial Highlights

•	Total net revenues were RMB327.7 million (US$48.9 million), representing a decrease of 16.6% from RMB393.0 million in the first half of 2021. This was primarily due to the significant reduction in the Company’s wealth management services revenue as a result of the resurgence of the COVID-19 pandemic in China, and economic downturn and prolonged weakness in the trading market worldwide.

•	Net loss was RMB128.4 million (US$19.2 million), down 33.4% from a net loss of RMB193.0 million in the first half of 2021. The significant decrease was mainly a result of the Company’s cost control efforts and relatively stable revenue streams.

•	Adjusted net loss[1] was RMB117.9 million (US$17.6 million), representing a 68.9% increase from an adjusted net loss of RMB69.8 million in the first half of 2021. The difference was primarily due to significant unrealized losses in marketable securities in the first half of 2021.

•	Cash and cash equivalents and term deposits remained relatively stable at RMB2,619.1 million (US$391.0 million) as of June 30, 2022, compared with RMB2,526.7 million as of December 31, 2021. The Company believes its cash position is sufficient to meet its operational needs and weather the challenges ahead for at least twelve months from the date of this press release.

First Half 2022 Financial Results

Total net revenues were RMB327.7 million (US$48.9 million), representing a decrease of 16.6% from RMB393.0 million in the first half of 2021.

•	Technical services revenues were RMB186.0 million (US$27.8 million) in the first half of 2022, representing an increase of 3.6% from RMB179.5 million in the first half of 2021. The Company expects its technical services revenues to remain fairly stable in the future as the business model for these services continues to mature.

•	Sales income revenues were RMB88.0 million (US$13.1 million) in the first half of 2022, representing an increase of 13.4% from RMB77.6 million in the first half of 2021, primarily because of the significant expansion of the Company’s e-commerce business in the latter half of 2021. The Company has maintained a relatively stable operation of the e-commerce business line since the start of 2022.

•	Post-origination services revenues were RMB28.7 million (US$4.3 million) in the first half of 2022, representing a decrease of 63.2% from RMB78.0 million in the first half of 2021. The change represents a scaling down of the provision of services for which upfront payments have been made in 2022, thereby resulting in a decrease of the amount of revenues recognized.

•	Other revenues were RMB25.0 million (US$3.7 million) in the first half of 2022, representing a decrease of 57% from RMB57.9 million in the first half of 2021 primary resulting from the resurgence of the COVID-19 pandemic in China, and economic downturn and prolonged weakness in the trading market worldwide.

1 “Adjusted net income (loss)” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section entitled “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release. Adjusted net income (loss) excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments.

Total operating costs and expenses were RMB496.3 million (US$74.1 million), representing an increase of 3.4% from RMB480.1 million in the first half of 2021 primarily due to (i) an increase in the provision for doubtful contract assets and receivables to RMB184.3 million (US$27.5 million) in the first half of 2022 from RMB44.3 million in the first half of 2021 , and (ii) an increase in origination and servicing expenses to RMB111.7 million (US$16.7 million) in the first half of 2022 from RMB87.9 million in the first half of 2021, representing an increase of 316.0% and 27.1% respectively, partially offset by (a) a 41.7% decrease in general and administrative expenses to RMB162.8 million (US$24.3 million) in the first half of 2022 from RMB279.1 million in the first half of 2021, and (b) a 45.3% decrease in sales and marketing expenses to RMB37.6 million (US$5.6 million) in the first half 2022 from RMB68.8 million in the first half of 2021, in each case mainly as a result of a reduction in headcount and a decrease in personnel-related expenses relating to these business functions.

Interest income was RMB31.7 million (US$4.7 million) in the first half of 2022, compared with RMB39.1 million in the first half of 2021.

Income tax expense was RMB0.08 million (US$0.01 million) in the first half of 2022, compared with RMB18.0 million in the first half of 2021, due to the incurrence of losses for some of our consolidated entities and their reduced income tax expense in 2022.

As of June 30, 2022, the Company had cash and cash equivalents and term deposits of RMB2,619.1 million (US$391.0 million).

Use of Non-GAAP Financial Measures

The Company uses adjusted net income (loss), a non-GAAP financial measure, in evaluating its operating results and as a supplemental measure to review and assess its financial and operational performance. The Company believes that adjusted net income (loss) provides useful information about its core operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The Company also believes that adjusted net income (loss), which excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible assets and tax effects of these adjustments, helps identify underlying trends in its business and helps the Company’s management formulate business plans.

Adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. Other companies, including peer companies in the industry, may calculate this non-GAAP measure differently, which may reduce its usefulness as a comparative measure. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating the Company’s performance. For more information on this non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the rate in effect as of June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. Exchange rates fluctuate. Such fluctuation has been and may continue to be significant and could cause the results of conversion using a rate that is different from the foregoing rate to differ materially from those contained in this press release. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The percentages stated are calculated based on RMB amounts.

The functional currency of certain of our subsidiaries is the local currency (such as Hong Kong dollars) other than RMB or U.S. dollars. In preparing our unaudited financial results contained in this announcement, (i) assets and liabilities are translated from such entity’s functional currency to RMB using the exchange rates in effect on the balance sheet date, (ii) equity amounts are translated at historical exchange rates, and (iii) revenues, expenses, gains and losses are translated using the average rates for the six months ended June 30, 2022 and 2021.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to continue or to complete its ongoing business transformation, its ability to attract and retain investors on its platform, its ability to apply for or obtain any license, its ability to expand into any new market, its ability to compete effectively, its ability to comply with any applicable laws, regulations and governmental policies in China or elsewhere, general economic conditions in China and elsewhere, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

E-mail: ir@9fbank.com.cn

9F Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	2,443,419	2,198,590	328,241
Restricted cash	295,910	238,155	35,556
Term deposit	83,294	420,530	62,783
Investment in marketable securities	169,815	195,040	29,119
Accounts receivable, net	83,823	130,178	19,435
Other receivables, net	70,601	117,361	17,522
Loans receivable, net	260,224	144,713	21,605
Amount due from related party	41,750	58,750	8,771
Prepaid expenses and other assets	751,878	655,469	97,859
Long-term investment, net	727,426	691,065	103,173
Operating lease right-of-use assets, net	18,519	17,126	2,557
Property, equipment and software, net	43,551	43,890	6,553
Goodwill	22,117	22,117	3,302
Intangible asset, net	37,283	35,724	5,333
Total assets	5,049,610	4,968,708	741,809

Liabilities
Deferred revenue	46,970	16,909	2,524
Payroll and welfare payable	14,544	5,329	796
Income tax payable	281,297	334,354	49,918
Accrued expenses and other liabilities	467,248	460,046	68,683
Operating lease liabilities	17,909	16,618	2,481
Amounts due to related parties	23,967	—	—
Deferred tax liabilities	7,730	7,194	1,074
Total liabilities	859,665	840,450	125,476

Shareholder's equity
Ordinary shares	—	—	—
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 170,161,275 and 171,064,260 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 61,162,400 and 61,162,400 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	1	1	—
Additional paid-in capital	5,780,609	5,783,650	863,476
Statutory reserves	466,468	466,468	69,642
Deficit	(2,057,773)	(2,189,451)	(326,876)
Accumulated other comprehensive income	(55,107)	3,035	453
Total 9F Inc. shareholders’ equity	4,134,199	4,063,704	606,695
Non-controlling interest	55,746	64,554	9,638
Total shareholders’ equity	4,189,945	4,128,258	616,333
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,049,610	4,968,708	741,809

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2022
	RMB	RMB	US$
Net revenue:
Post-origination services	78,004	28,749	4,292
Sales income	77,576	87,998	13,138
Technical services	179,453	185,993	27,768
Others	57,923	24,915	3,720
Total net revenues	392,956	327,655	48,918

Operating costs and expenses:
Sales and marketing	(68,826)	(37,619)	(5,616)
Origination and servicing	(87,911)	(111,712)	(16,678)
General and administrative	(279,076)	(162,753)	(24,298)
Provision for doubtful contract assets and receivables	(44,296)	(184,252)	(27,509)
Total operating costs and expenses	(480,109)	(496,336)	(74,101)

Interest income	39,079	31,728	4,737
Impairment loss of investments	(2,056)	—	—
Impairment loss of intangible asset	(2,310)	—	—
Unrealized loss of investment in marketable securities	(114,211)	(13,080)	(1,953)
Other income (loss), net	(684)	8,767	1,309
(Loss) before income tax expense and share of profit in equity method investments	(167,335)	(141,266)	(21,090)
Income tax (expense) benefit	(17,998)	(84)	(13)
(Loss) income of equity method investments, net	(7,629)	12,903	1,926
Net loss	(192,962)	(128,447)	(19,177)

Net (income) loss attributed to the non-controlling interest shareholders	(747)	3,752	561
Net loss attributable to 9F Inc. ordinary shareholders	(193,709)	(124,695)	(18,616)

Net loss per ordinary share:
Basic	(0.95)	(0.54)	(0.08)
Diluted	(0.95)	(0.54)	(0.08)
Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic	203,510,681	231,660,130	231,660,130
Diluted	203,510,681	231,660,130	231,660,130

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2022
	RMB	RMB	USD
Net loss	(192,962)	(128,447)	(19,177)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of nil	(44,892)	56,217	8,393
Total comprehensive loss	(237,854)	(72,230)	(10,784)
Total comprehensive (income) loss attributable to the non-controlling interest shareholders	(747)	3,752	561
Total comprehensive loss attributable to 9F Inc.	(238,601)	(68,478)	(10,223)

9F Inc.

Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2022
	RMB	RMB	USD
Net loss	(192,962)	(128,447)	(19,177)
Add:
Share-based compensation	34,842	—	—
Impairment loss of investments	2,056	—	—
Impairment loss of intangible asset	2,310	—	—
Unrealized loss of investment in marketable securities	114,211	13,080	1,952
Less: tax effect of adjustments	(30,300)	(2,566)	(382)
Non-GAAP Adjusted net loss	(69,843)	(117,933)	(17,607)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: December 9, 2022